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SCHEDULE 13G/A
 (05/10/07)

NORTH AMERICAN GALVANIZING & COATING, INC.
Cusip # 494474-10-9
New Filing
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                                                         Page 2 of 4
Cusip # 494474109

Item  1:    REPORTING PERSONS
            Edmund A. Schwesinger, Jr.
            First Daniel Corporation (Tax ID: 13-2518975)

Item  4:    CITIZENSHIP
            Edmund A. Schwesinger, Jr. is a United States citizen. First Daniel Corporation is a New York corporation.

Item  5:    SOLE VOTING POWER --
               355,211 shares

Item  6:    SHARED VOTING POWER --
               Not applicable

Item  7:    SOLE DISPOSITIVE POWER --
               355,211 shares

Item  8:    SHARED DISPOSITIVE POWER --
               Not applicable

Item  9:    AGGREGATE AMOUNT BENEFICIALLY OWNED by each reporting person --
      Edmund A. Schwesinger, Jr. beneficially owns 355,211 shares which is 4.3% of the class. Of those shares, First Daniel Corporation beneficially owns 230,211 shares. Edmund A. Schwesinger, Jr. has the power to vote or direct the vote and to dispose and to direct the disposition of the shares that he owns directly and the shares owned by First Daniel Corporation.

Item 11:    PERCENT OF CLASS REPRESENTED BY LINE 9 --
              4.3%

Item 12:    TYPE OF REPORTING PERSON --
             IN/CO

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Item 1(A).  NAME OF ISSUER

            NORTH AMERICAN GALVANIZING & COATING, INC.

Item 1(B).  ADDRESS OF ISSUER

            5314 South Yale Avenue, Suite 1000
            Tulsa, OK  74135

Item 2(A).  NAME OF PERSON FILING
      This statement is being filed by Edmund A. Schwesinger, Jr. and First Daniel Corporation, sometimes referred to herein as the "Reporting Persons."

      First Daniel Corporation is wholly-owned by Edmund A. Schwesinger, Jr. and his wife Marjorie Schwesinger

Item 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE

            The address of both reporting persons is
            323 Railroad Avenue, Greenwich, CT  06831

Item 2(C).  CITIZENSHIP
            Mr. Schwesinger is a United States citizen.
            First Daniel Corporation is a New York corporation.

Item 2(D).  TITLE OF CLASS OF SECURITIES

              Common Stock, $.10 par value

Item 2(E).  CUSIP NUMBER

              494474-10-9

Item 3.     This statement is filed pursuant to Rule 13d-2 (a) by
            passive investors.
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Item 4.     OWNERSHIP
      This Schedule 13-G/A is filed by Edmund A. Schwesinger, Jr. and First Daniel Corporation, a New York Corporation, herein sometimes called the "Reporting Persons".

Item 4(a).  AMOUNT BENEFICIALLY OWNED
      Edmund A. Schwesinger, Jr. beneficially owns 355,211 shares which is 4.3% of class. Of those shares, First Daniel Corporation beneficially owns 230,211 shares.

Item 4(b).  PERCENT OF CLASS
              4.3%

Item 4(c).  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
      Edmund A. Schwesinger, Jr. has the power to vote or direct the vote and to dispose and to direct the disposition of the shares that he owns directly and the shares owned by First Daniel Corporation.

Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securites, check the following (X)

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
             ANOTHER PERSON
             Not Applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
            COMPANY:
            Not Applicable

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
             Not Applicable

Item 9.     NOTICE OF DISSOLUTION OF GROUP
             Not Applicable

Item 10.    CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete are correct.

Signatures

Thursday, May 10, 2007

/s/ Edmund A. Schwesinger, Jr.
Edmund A. Schwesinger, Jr.,
Individual

First Daniel Corporation
by /s/ Edmund A. Schwesinger, Jr.
Edmund A. Schwesinger, Jr.
President